Exhibit 99.2

GLASS HOUSE BRANDS INC.

(the "Company")

Annual General and Special Meeting of the Shareholders of the Company (the "Meeting") held on Friday, June 21, 2024

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the matters voted upon and the outcome of voting at the Meeting are as follows:

1.	Election of Directors

At the Meeting, each of the following eight nominees were elected as directors of the Company as follows:

Director	Number and percentage of shares[1] of the Company represented in person or by proxy and entitled to vote at the Meeting that were voted FOR	Number and percentage of shares[1] of the Company represented in person or by proxy and entitled to vote at the Meeting that were WITHHELD from voting
Kyle Kazan	112,809,884 (99.85%)	174,886 (0.15%)
Graham Farrar	112,837,474 (99.87%)	147,296 (0.13%)
John Nichols Jr.	112,962,867 (99.98%)	21,903 (0.02%)
Humble Lukanga	112,920,109 (99.94%)	64,661 (0.06%)
Jocelyn Rosenwald	112,787,102 (99.83%)	197,668 (0.17%)
George Raveling	112,941,726 (99.96%)	43,044 (0.04%)
Yelena Katchko	112,947,478 (99.97%)	37,292 (0.03%)

Note 1: The shares entitled to vote on this resolution consist of the subordinate voting shares, restricted voting shares and multiple voting shares of the Company. Pursuant to the Company's Articles, the limited voting shares of the Company are not entitled to vote on the election of directors.

2.	Re-appointment of Auditor

At the Meeting, Macias Gini & O'Connell LLP was re-appointed as the auditor of the Company for the ensuing year and the directors of the Company were authorized to fix the remuneration of the auditor, as follows:

Auditor	Number and percentage of shares[2] of the Company represented in person or by proxy and entitled to vote at the Meeting that were voted FOR	Number and percentage of shares[2] of the Company represented in person or by proxy and entitled to vote at the Meeting that were WITHHELD from voting
Macias Gini & O'Connell LLP	221,369,393 (100.00%)	7,974 (0.00%)

Note 2: The shares entitled to vote on this resolution consist of the subordinate voting shares, restricted voting shares, limited voting shares and multiple voting shares of the Company.

3.	Renewal of Omnibus Equity Incentive Plan

At the Meeting, a resolution approving the renewal of the Company's Omnibus Equity Incentive Plan and approving the unallocated options, rights and other entitlements issuable thereunder was adopted, as follows:

Number and percentage of shares[3] of the Company represented in person or by proxy and entitled to vote at the Meeting that were voted FOR	Number and percentage of shares[3] of the Company represented in person or by proxy and entitled to vote at the Meeting that were voted AGAINST
214,187,293 (99.91%)	203,531 (0.09%)

Note 3: The shares entitled to vote on this resolution consist of the subordinate voting shares, restricted voting shares, limited voting shares and multiple voting shares of the Company.

Numbers presented in this report are based on the final report of the scrutineer for the Meeting.

Dated this 25th day of June, 2024.

GLASS HOUSE BRANDS INC.

By:	/s/ Benjamin Vega
Benjamin Vega General Counsel and Corporate Secretary